UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

WHEELING-PITTSBURGH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	55-0309927
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1134 Market Street
Wheeling, West Virginia	26003
(Address of principal executive offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑

     Securities Act registration statement file number to which this form relates: ___ (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series A Junior Participating Preferred Stock
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

     On February 14, 2005, the Board of Directors (the “Board of Directors”) of Wheeling-Pittsburgh Corporation, a Delaware corporation (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”). The dividend is payable on March 2, 2005 to the stockholders of record as of the close of business on such date (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of the Company at a price of $120.00 per one one-thousandth (1/1,000th) of a share of Preferred Stock (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 14, 2005 (as the same may be supplemented or amended from time to time, the “Rights Agreement”), between the Company and Equiserve Trust Company, N.A., as Rights Agent (the “Rights Agent”).

     The Rights are intended to help protect the Company’s tax net operating loss carryforwards and have certain ancillary anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. Additionally, the Board of Directors may redeem the Rights, as discussed more fully below.

     Until the close of business on the earlier of (i) the tenth day after the first date of a public announcement that a person (other than an Exempted Entity (as defined below)) or group of affiliated or associated persons (an “Acquiring Person”) has acquired “beneficial ownership” (as defined in the Rights Agreement) of 4.99% or more of the shares of Common Stock then outstanding or (ii) the tenth business day (or such later date as may be determined by action of a majority of the entire Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of a tender offer or exchange offer the consummation of which would result in any person (other than an Exempted Entity) or group becoming an “Acquiring Person” (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the shares of Common Stock represented by certificates for Common Stock outstanding as of the Record Date, together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

     “Exempted Entity” shall mean (1) the Company, (2) any Subsidiary (as defined below) of the Company, (3) any employee benefit plan or related trust of the Company or of any Subsidiary of the Company, (4) any trustee or fiduciary with respect to any such benefit plan or trust acting in such capacity (including without limitation serving in the capacity of investment manager or adviser thereto), or any entity, trustee or fiduciary holding Common Stock for, or pursuant to the terms of, any such plan or trust or for the purpose of funding any such plan or trust or funding other employee benefits for employees or former employees of the Company or of any Subsidiary of the Company, or (5) any Person whose ownership (together with all Affiliates and Associates of such Person) of 4.99% or more of the shares of Common Stock then outstanding will, in the judgment of a majority of the entire Board of Directors, not jeopardize or endanger the availability to the Company of its net operating loss carryforwards to be used to offset its taxable income in such year or future years (but in the case of any Person determined by the Board of Directors pursuant to this subparagraph (h)(5) only for so long as such Person continues to be an Exempted Entity, as determined by the Board of Directors in its good faith discretion); provided, however, that any Person’s status as an Exempted Entity pursuant to subparagraph (h)(5) shall cease immediately and without any action by the Board of Directors at any time that such Person’s ownership (together with all Affiliates and Associates of such Person) of Common Stock constitutes the ownership by such Person of 4.99% or more of the shares of Common Stock then-outstanding for purposes of Section 382 of the Code, or any successor provision or replacement provision.

     The Rights Agreement provides that, until the Distribution Date (or the earlier redemption, exchange or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or the earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the earlier of the close of business on February 14, 2008, or the close of business on the date, if any, on which the Company first disclosed in any filing with the Securities and Exchange Commission that the Company’s net operations loss carryforwards (or estimates thereof) for federal income tax purposes does not exceed $50 million, unless (i) the Rights Agreement is extended by the Board of Directors by the amendment of the Rights Agreement or (ii) the Rights are earlier redeemed or exchanged by the Company as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock, with specified exceptions. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by anti-dilution provisions.

     Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth (1/1,000th) interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons shall become an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

     In the event that, after a person or group shall become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the entity with which the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, a majority of the entire Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of the

Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the earlier of (i) the close of business on the tenth (10th) calendar day following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the close of the business on the tenth (10th) calendar day following the Record Date) or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of the Company, as Exhibit B the form of Rights Certificate, and as Exhibit C the form of Summary of Rights to Purchase Shares of Preferred Stock, is attached as Exhibit 4.1 hereto and incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

Exhibit No.	Description of Exhibit
4.1	Rights Agreement, dated as of February 14, 2005, between Wheeling-Pittsburgh Corporation and Equiserve Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B, and the Form of Summary of Rights to Purchase Shares of Preferred Stock as Exhibit C thereto.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

WHEELING-PITTSBURGH CORPORATION
Dated: February 18, 2005	By:	/s/ Paul J. Mooney
Paul J. Mooney
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Rights Agreement, dated as of February 14, 2005, between Wheeling-Pittsburgh Corporation and Equiserve Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B, and the Form of Summary of Rights to Purchase Shares of Preferred Stock as Exhibit C thereto.